FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2007

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

Marunouchi Building

4-1, Marunouchi 2-chome

Chiyoda-ku, Tokyo 100-6330

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement of, Consolidated Financial Results for the year ended March 31, 2007, which was filed with the Tokyo Stock Exchange on May 22, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: May 22, 2007	By:	/s/ Noriaki Yamaguchi
	Name:	Noriaki Yamaguchi
	Title:	Representative Director and CFO

Consolidated Financial Results

for the Year Ended March 31, 2007

(Prepared in Accordance with U.S. GAAP)

May 22, 2007

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	www.konami.net
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, London Stock Exchange and Singapore Exchange
Representative:	Kagemasa Kozuki, Representative Director and Chief Executive Officer
Contact:	Noriaki Yamaguchi, Representative Director and Chief Financial Officer (Phone: +81-3-5770-0573)
Date of General Shareholders Meeting:	June 28, 2007
Date of dividend payment:	June 11, 2007
Adoption of U.S. GAAP:	Yes

1. Consolidated Results for the Year Ended March 31, 2007

(Amounts are rounded to the nearest million)

(1) Consolidated Results of Operations

(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income
Year ended March 31, 2007 % change from previous year	280,279 6.9%	28,145 1,034.4%	27,567 226.7%	16,211 (29.5)%
Year ended March 31, 2006 % change from previous year	262,137 0.6%	2,481 (91.2)%	8,438 (69.2)%	23,008 119.4%

	Basic net income per share	Diluted net income per share	Return on stockholders’ equity	Ratio of income before income taxes to total assets	Ratio of operating income to net revenues
Year ended March 31, 2007	118.15	118.09	9.6%	9.1%	10.0%
Year ended March 31, 2006	175.86	175.80	17.1%	2.8%	0.9%

Notes:

Equity in net income of an affiliated company
Year ended March 31, 2007:	¥138 million
Year ended March 31, 2006:	¥33 million

(2) Consolidated Financial Position

	(Millions of Yen, except per share amounts)
	Total assets	Total shareholders’ equity	Equity-assets ratio	Stockholders’ equity per share
March 31, 2007	304,657	174,662	57.3%	1,272.54
March 31, 2006	302,637	163,815	54.1%	1,194.41

(3) Consolidated Cash Flows

	(Millions of Yen)
	Net cash provided by (used in)			Cash and cash equivalents at end of year
	Operating activities	Investing activities	Financing activities
Year ended March 31, 2007	31,824	(11,098)	(33,212)	57,333
Year ended March 31, 2006	23,879	(7,266)	(38,330)	68,694

2. Cash Dividends

	Cash dividends per share (¥)			Total cash dividends (annual)	Payout ratio (consolidated)	Cash dividend rate for stockholders’ equity (consolidated)
Record Date	Interim	Year end	Annual
Year ended March 31, 2006	27.00	27.00	54.00	¥7,303 million	30.7%	5.2%
Year ended March 31, 2007	27.00	27.00	54.00	¥7,411 million	45.7%	4.4%
Year ending March 31, 2008-Forecast	27.00	27.00	54.00	—	40.5%	—

3. Consolidated Earnings Forecast for the Year Ending March 31, 2008

	(Millions of Yen, except per share data)
	Net revenues	Operating income	Income before income taxes	Net income	Net income per share
Year ending March 31, 2008 % change from previous year	295,000 5.3%	33,000 17.3%	32,500 17.9%	18,300 12.9%	133.33

4. Other

(1) Changes to principal subsidiaries during the year (status changes of specified subsidiaries due to changes in the scope of consolidation) : None

(2) Changes in accounting principles, procedures and reporting policies (description of changes to important items fundamental to financial statement preparation)

1.	Changes accompanying amendment of accounting standard: Yes
2.	Other: None
Note: Please refer to page 26

(3)	Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Year ended March 31, 2007	143,555,786 shares
	Year ended March 31, 2006	143,555,786 shares
2.	Number of Treasury Stock:
	Year ended March 31, 2007	6,300,970 shares
	Year ended March 31, 2006	6,403,439 shares
3.	Average number of shares outstanding:
	Year ended March 31, 2007	137,202,151 shares
	Year ended March 31, 2006	130,835,422 shares

(Reference) Summary of Non-consolidated Financial Results

1. Results for the Year Ended March 31, 2007

(1) Non-consolidated Results of Operations

(Millions of Yen, except per share data)
	Operating revenues	Operating income	Ordinary income	Net income
Year ended March 31, 2007 % change from previous year	7,196 (94.1)%	1,439 (89.9)%	1,278 (93.4)%	988 (94.0)%
Year ended March 31, 2006 % change from previous year	122,591 (8.6)%	14,305 235.7%	19,291 43.5%	16,572 29.5%

	Basic net income per share	Diluted net income per share
Year ended March 31, 2007	7.16	7.15
Year ended March 31, 2006	124.75	124.71

(2) Non-consolidated Financial Position

	(Millions of Yen, except per share data)
	Total assets	Total net assets	Equity-assets ratio	Net assets per share
March 31, 2007	168,423	139,179	82.6%	1,014.02
March 31, 2006	202,303	153,339	75.8%	1,092.15

Cautionary Statement with Respect to Forward-Looking Statements:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our digital entertainment business and gaming & system business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our health & fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to page 8 of the attached material for information regarding the assumptions and other related items used in the preparation of these forecasts.

1. Business Performance and Cash Flows

1. Business Performance

Overview

During the consolidated fiscal year under review, the Japanese economy remained robust due to ongoing improvements in corporate capital expenditure and healthy employment conditions. Growth in corporate revenues continued, as did the recovery in consumer spending. On the global front, there was a brief downturn in confidence owing to a sharp drop in the Shanghai stock market in China, an uncertain outlook for the U.S. economy, and the effects of exchange rates. However, the impact of such factors was limited, and the U.S. and European economies put in a solid performance overall.

In the entertainment industry, as it is relevant to our group, all of the hardware manufactures have now released their next-generation computer entertainment systems; Nintendo (Wii), Sony (PLAYSTATION®3) (“PS3”) and Microsoft’s (Xbox360). Handheld game consoles like “Nintendo DS” and the “PlayStation®Portable” (“PSP”), meanwhile, have won broad acceptance on the market. The supply of contents that capitalize on the differing features of each of these game consoles, as well as the availability of services that make use of online functions and that have now become general and catering to more diverse tastes, have attracted a broad cross section of users of both sexes and all ages, and the computer entertainment system has become an active market.

In the health industry, Japan’s revised Public Nursing Care Insurance Law took force in April 2006, and the Healthcare Reform Act was passed in June. Both bring into sharp focus the importance of nursing care prevention as Japan’s population grows older. Action is now being taken at the national level to fight lifestyle diseases. For example, there has been a focus on prevention for lifestyle diseases and concrete discussions on policies to be followed by health insurance associations and other health insurers in implementing so-called “designated checkups and health guidance” starting in fiscal year 2008. Important steps for maintaining good health are thus now being taken, focusing primarily on regular exercise and improved diet. As the baby boomers reach retirement, demand and awareness in the health field is on the rise, and we believe the market shows promise of further growth.

Under these circumstances, in our Digital Entertainment segment, and in the market for computer game software, Konami’s Soccer Game series recorded strong sales across the globe with unit sales at the highest level ever. Sales of products utilizing the “e-AMUSEMENT” system, a service networking amusement arcades nationwide, were also strong, as were those of sales of “GRANDCROSS”, a large-size token-operated game for amusement arcades.

In our Health and Fitness segment, the profit structure of our directly-managed facilities has made progress in “scrapping and building”, particularly in opening large facilities next to stations and other attractive locations. Also, the increase in the number of sports facilities outsourced to us brought in steady revenues. In addition, we revised our fee-based programs and made progress in installing a proprietary IT health management system in our fitness clubs. These efforts enabled us to provide our club members with a more satisfactory level of service than ever, which in turn translated into stable revenues.

In our Gaming and System segment, sales increased as a result of consolidating our base and expanding contents in the growing North American market. Sales of the “Konami Casino Management System” has risen steadily. This helped stabilize profit structure, as a result of installing more units leading to more regular income from maintenance and servicing.

As a result, for the consolidated year ended March 31, 2007, net revenues amounted to ¥ 280,279 million (a year-on-year increase of 6.9%), operating income was ¥ 28,145 million (a year-on-year increase of 1,034.4%), income before income taxes was ¥27,567 million (a year-on-year increase of 226.7%), and net income was ¥ 16,211 million (a year-on-year decrease of 29.5%).

Performance by business segment

Summary of net revenues by business segment:

	Millions of Yen
	Year ended March 31, 2006	Year ended March 31, 2007	% change from previous year
Digital Entertainment	165,276	164,860	(0.3)
Health & Fitness	81,209	88,459	8.9
Gaming & System	10,623	16,744	57.6
Other, Corporate and Eliminations	5,029	10,216	103.1

Consolidated net revenues	262,137	280,279	6.9

Digital Entertainment

Computer and Video Games business. The “WORLD SOCCER Winning Eleven” series (known in Europe as “PRO EVOLUTION SOCCER”) continued to perform well both in Japan and abroad: the series as a whole recorded sales of over eight million units, the most the series has sold in a year. Music games enjoyed popularity in North America, while sales of the “Dance Dance Revolution” series for the PlayStation®2, Xbox, and Xbox360 crossed the one-million unit mark. Mainstays like “Yu-Gi-Oh!” and “JIKKYOU PAWAFURU PUROYAKYU” likewise sold steadily due to their availability in series format. New titles released during the consolidated fiscal year 2007 also sold well: the “KIRARIN REVOLUTION” series and “DEATH NOTE –KIRA GAME-”, both anime titles; “METAL GEAR SOLID PORTABLE OPS”, which with its online functions earned favorable reviews for providing a whole new way to play the common computer game software; and “Stock Trading Trainer Kabutore!”, which we believe breaks the mold of the typical computer game software.

Toy & Hobby business. The mainstay YU-GI-OH! TRADING CARD GAME series continued to sell well worldwide. Sales of the D.Gray-man TRADING CARD GAME series also increased, proving especially popular among females. In the area of action figures, the “BUSOU SHINKI”, which we believe is a new way to have fun online, recorded strong sales.

Amusement business. The “MAH-JONG FIGHT CLUB” series, which utilize the “e-AMUSEMENT” system, a service networking amusement arcades nationwide in Japan, continued to enjoy popularity. The “BASEBALL HEROES 2” is the latest version of a popular video game series played with cards bearing images of professional baseball players. The “CURUCURULABO” is an innovative new game that stimulates the brain with special training exercises, recorded steady sales, thus catering to the expanding market for educational video games. Music games also continued to sell well, owing to their popularity. As for token-operated games, “GRANDCROSS”, an extra-large token-operated gaming machine, recorded steady sales.

Online business. In the field of games utilizing mobile system, several applications for games were released for distribution online, including “TOKIMEKI MEMORIAL Only Love” and “QUIZ MAGIC ACADEMY mobile2”, both available on the domestic mobile site “Konami Net DX”; and “Winning Eleven CLUB MANAGEMENT”, a simulation game available on the “Winning Eleven” site, where a player can manage his or her own club, train team players, and try turning them into an unbeatable team. As for online games, “Yu-Gi-Oh! ONLINE DUEL EVOLUTION” was released in January 2007 on the “Yu-Gi-Oh! Online” Site, with avatar and chat functions for the enjoyment of users.

Multimedia business. Merchandise such as game guides and music CDs tied to popular computer game software achieved strong sales. In the audiovisual market, our original anime TV programs steadily expanded their fan base with each broadcast, fueling sales of DVDs and related music CDs. In the publishing market, we developed and expanded several new categories of products, such as a picture book series featuring popular characters, and health-related publications.

As a result, consolidated net revenues of this segment amounted to ¥164,860 million (a year-on-year decrease of 0.3%).

Health & Fitness

Operation of fitness clubs. With respect to facilities that we directly manage ourselves, we have opened 10 new facilities, taking into account transfer, in locations such as Mitsukyo (Kanagawa), Korigaoka (Osaka), and Kawasaki (Kanagawa). Especially noteworthy is Konami Sports Club Kawasaki (Kanagawa), which opened in Lazona Kawasaki Plaza in October 2006. This massive facility, covering an area of 4,500 m², comes equipped with the e-XAX IT health management system and the latest exercise machines, and offers a full range of services and recreational amenities, including bathing facilities, an esthetic salon, a therapy center, and a cafeteria. As for the facilities outsourced to us, there were 37 new facilities in such locations as Ichinomiya City (Aichi) and Osaka City (Osaka); at these facilities the Konami Group puts its know-how and proven record of achievement to good use in the running of public facilities, and thus plays an active role in helping local residents get in better shape. As a result, as of March 31, 2007, the number of fitness clubs run either directly or outsourced to us totaled 312 throughout Japan.

Health products. September 2006 saw the release of the multifunctional USB pedometer “e-walkeylife2”, the TV-linked health management tool “Kenshin Keikaku TV”, and the computer software program “Kenshin Keikaku 2”. In December 2006, the “KONAMISPORTSCLUB ONLINE” and the “i-revo Kenkou” site were launched; now Konami can take advantage of the Internet to expand sales of its products and help people develop good fitness habits. In January 2007, a new healthcare item, “AROMA@FITNESS”, which is attached to the inside of clothing for an aromatic effect, went on sale at Konami Sports Clubs and Seven-Elevens throughout Japan.

Prevention of lifestyle diseases. The Company offers its own original disease prevention programs, such as the “6WEEKS” program, at directly-managed facilities. These provide support on two fronts: work outs and meal plans. The plans include recommendations for ways to improve lifestyle to middle-aged and the elderly who wish to eat properly and to get into the habit of getting exercise.

Exercise guidance to seniors. Konami runs community support programs for seniors in partnership with local governments. It has also launched the “HATSURATHU KENKOJYUKU” at clubs under its directly-managed facilities.

Exercise equipment. Five training machines equipped with a set of functions specially designed to forestall the need for nursing care went on sale—the “Massugu Sesuji” and so forth. These were developed in house by Konami.

In October 2006, Konami’s proprietary “e-XAX” health management system won the grand prize for 2006 in the NetKADEN Grand Prix sponsored by the Ministry of Economy, Trade and Industry. The “e-XAX” system assists people in their efforts to get fit by keeping an ongoing record of their exercise history in various real-life situations—at sports clubs, when out of the home, and in the home—and managing data on their health.

As a result, consolidated net revenues of this segment amounted to ¥ 88,459 million (a year-on-year increase of 8.9%).

Gaming & System

In North America, sales of the new “K2V” video slot platform series were strong due to an increase in demand. Demand was fueled both by the increasing number of jurisdictions where gaming has been legalized—Pennsylvania and Oklahoma being among the latest to do so—and by growth in existing markets.

With respect to the Australian market, by contrast, where demand remained flat, we took steps to develop new markets both inside and outside Australia.

Konami was among the exhibitors at the International Casino Exhibition (ICE), a gaming show held in London this January. It was also present at the NIGA Convention & Trade Show in Phoenix, Arizona, in March, an event that brings together tribal gaming operators from all over North America. The company attracted much attention with its new video slot machine—already a big seller in Arizona and California—and mechanical reel slot machine (the type that dominates the North American market).

The installation of the “Konami Casino Management System” in casinos operated by the provincial government in Quebec, for which we concluded an agreement two years ago, is now virtually complete. The system has also been expanding steadily into casinos in other jurisdictions. In order to stabilize operations even further, Konami is working to expand regular revenues from service fees for maintaining the system and from installation of new machines under profit-sharing agreements.

As a result, consolidated net revenues of this segment amounted to ¥16,744 million (a year-on-year increase of 57.6%).

Outlook for Fiscal Year Ending March 31, 2008

Digital Entertainment

Computer and Video Games business. We plan to continue offering our staple lineup of winning titles: “WORLD SOCCER Winning Eleven” (known in Europe as “PRO EVOLUTION SOCCER”), which has earned accolades both at home and abroad; “JIKKYOU PAWAFURU PUROYAKYU” and other offerings in our sports series; the music games that have been such a hit in North America; and anime titles like “Yu-Gi-Oh!”. In addition, plans call for “DOKODEMO YOGA” to go on sale for Nintendo DS, which will capitalize on cross-sectoral synergies as well as the computer game software “Tengentoppa GURREN-LAGANN”, which will be on the market both in toy format and on line. New titles will also continue to be released for game consoles in widespread use, along with the long-awaited “METAL GEAR SOLID 4 GUNS OF THE PATRIOTS” for PS3.

Toy & Hobby business. The “YU-GI-OH! TRADING CARD GAME” series will continue to be marketed worldwide with the aim of making further inroads in the run-up to the product’s 10th anniversary in February 2009. In addition, a new card game based on the anime program “BLUE DRAGON”, which began airing in April 2007, is to go on sale. Also, by bringing card games to the handheld game console, we plan to show users a new way to have fun, and work hard to disseminate the idea into the market. In the area of action figures, our goal is to turn “BUSOU SHINKI” into a mainstay of the market; we plan to enhance recognizability by marketing the series in multiple ways. In a further effort to expand sales, products featuring anime content are to also be brought to market—based, for example, on the anime program “GURENRAGAN”, which went on the air in April 2007.

Amusement business. We will continue efforts to expand sales of products that utilize the “e-AMUSEMENT”, a service system networking amusement arcades throughout Japan. In the market for video games, we have scheduled for release “MAH-JONG FIGHT CLUB 6”, the latest addition to the much-praised mah-jong game series that enables players to match wits online. In the area of token-operated games, a simulated adventure game with a whole new feel, the RPG game “ETERNAL KNIGHTS”, is to go on sale.

Online business. On the mobile front, the domestic mobile site “Konami Net DX” is expected to continue to distribute games featuring anime content on a timely basis, along with tied-in content designed to enhance satisfaction among users of the highly successful “e-AMUSEMENT” service system. On the Winning Eleven site, we plan to unveil a 3D mega application that takes full advantage of cell phone functions. Also, a new game site is planned to be launched that will be easy for anyone to use. As for online games, we will make every effort to raise the level of service so as to achieve greater customer satisfaction through “Yu-Gi-Oh! Online”, which continues to be offered over the Web, and “SHINKI-NET” an online version of “BUSOU SHINKI”, adding the match-up mode “BUSOU SHINKI BATTLE RONDO”. We further plan to start up a steady stream of new services to many users that enable communication in a way that is only possible on line. Starting with the “TENGEN TOPPA GURREN LAGANN CHOUZETSU HAKKUTSU ONLINE”, tied in with the much-anticipated TV anime “TENGEN TOPPA GURREN LAGANN”; “Aquanaut ~Online Aquarium~”, a relaxation game that transforms your home computer’s monitor just like an aquarium where you can keep an imaginary menagerie of fish. Our ongoing goal is to provide services that maximize communication.

Multimedia business. We plan to continuously release guides, novels, picture books featuring popular characters, health related publications, magazines, music CDs, DVDs tied in with original TV anime and other related merchandise for all kinds of contents. We will expand the product lineup, to further support our presence in this segment of the market.

Health & Fitness

Japan has become an aging society. Action is therefore being implemented at the national level to fight lifestyle diseases, and serious steps for maintaining good health are now being taken, focusing primarily on regular work outs and improved meal plans. We thus believe that the health and fitness market will get bigger. Konami intends to respond appropriately to these market needs. While focusing primarily on running sports clubs that are safe, clean, and pleasant, we plan to develop new health and fitness services that go beyond conventional notions. That will enable us to offer total health support to all our customers.

Gaming & System

In the area of research and development of gaming machines, Konami will, by further strengthening three-way coordination between its arms in the United States, Australia, and Japan, systematically support its ability to bring out competitive new offerings on a timely basis. We plan to have two focuses in this regard: gaming equipment—embracing both the video slot machines popular in Australia and Europe, and the mechanical reel slot machines that dominate the North American market—and casino management systems. Also, Konami plans to take steps to improve its business results in the continuingly growing North American market, in the rapidly growing Asian and South American markets, and elsewhere overseas. To that end it is planned to pursue options like strategic alliances with other companies, such as OEM agreements already being implemented.

Projected consolidated results for the coming fiscal year are as follows: net revenue of ¥295 billion; operating income of ¥33 billion; income before income taxes of ¥32.5 billion; and net income of ¥18.3 billion

Projections of interim consolidated results are not disclosed, since Konami is in a hit business requiring flexibility in how products are released, and sales therefore fluctuate throughout the course of the year.

Steps will be taken to further enhance disclosure of quarterly results.

2. Cash Flows

Cash flow summary for the year ended March 31, 2007:

	Millions of Yen
	Year ended March 31, 2006	Year ended March 31, 2007	Year-on-year change
Net cash provided by operating activities	¥23,879	¥31,824	¥7,945
Net cash used in investing activities	(7,266)	(11,098)	(3,832)
Net cash used in financing activities	(38,330)	(33,212)	5,118
Effect of exchange rate changes on cash and cash equivalents	828	1,125	297
Net decrease in cash and cash equivalents	(20,889)	(11,361)	9,528
Cash and cash equivalents, end of the year	68,694	57,333	(11,361)

Cash and cash equivalents (hereafter, referred to as “Net cash”), for the year ended March 31, 2007, amounted to ¥57,333 million, a decrease of ¥11,361 million compared to the year ended March 31, 2006, or a year-on-year decrease of 16.5%.

Cash flow summary for each activity for the year ended March 31, 2007 is as follows:

Cash flows from operating activities:

Net cash provided by operating activities amounted to ¥31,824 million, a year-on-year increase of 33.3% for the year ended March 31, 2007. Despite the decrease in net income and increase in inventory, this primarily resulted from inclusion of gain on sales of shares of an affiliated company which do not effect operating cash flows in the net income for the year ended March 31, 2006, and from the increases in Net cash in connection with trade notes and accounts payable.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥11,098 million, a year-on-year increase of 52.7% for the year ended March 31, 2007. This primarily resulted from; proceeds from sales of shares of an affiliated company in the year ended March 31, 2006, expenditure on purchase of investments in subsidiaries which was not recognized in the year ended March 31, 2007 and the decrease in proceeds from sales of property and equipment compared to the year ended March 31, 2006.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥33,212 million, a year-on-year decrease of 13.4% for the year ended March 31, 2007. This decrease primarily resulted from repayment of long-term debt, redemption of bonds and distribution of cash dividends.

The trends of cash flow index are as follows:

	Year ended March 31, 2006	Year ended March 31, 2007
Equity-assets ratio (%)	54.1	57.3
Equity-assets ratio at fair value (%)	134.4	141.9
Years of debt redemption (years)	2.6	1.5
Interest coverage ratio	21.0	32.3

Equity-assets ratio: Stockholders’ equity / Total assets

Equity-assets ratio at fair value: Total stockholders’ equity at fair value / Total assets

Years of debt redemption: Interest-bearing debt / Cash flows from operating activities

Interest coverage ratio: Cash flows from operating activities / Interest expense

Notes:

1.	Each index is calculated from figures prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

2. Cash flows from operating activities are from the consolidated cash flow statement.

3.	Interest-bearing debt covers all liabilities with interest in the consolidated balance sheet.

2. Basic Policy on the Distribution of Profits

Our basic policy is to provide stable dividends to return profits to our shareholders. It is our policy to use retained earnings for investments focused on business fields with good future profitability to increase our corporate value.

As for dividends for the consolidated year ended March 31, 2007, a 27 yen per share was approved at the Board Meeting held on May 22, 2007. As a result, on an annual basis, the dividends will be 54 yen per share, including a distributed interim dividend of 27 yen per share.

Konami plans to distribute dividends of 54 yen per share for the fiscal year 2008.

Special Note:

In this document, forward-looking statements are based on management’s assumptions and beliefs in light of information currently available, which may contain various risks and uncertainties.

As a result, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from those discussed in forward-looking statements. Such factors include, but are not limited to; changes in economic conditions affecting our operations, market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Organizational Structure of the Konami Group

The Konami Group is a conglomerate engaged in the amusement and health services industry providing customers with “High Quality Life”, and is comprised of KONAMI CORPORATION (the “Company”), and its 25 consolidated subsidiaries and one equity-method affiliate. Each of the Company and its subsidiaries and affiliated company is categorized into business segments based on its operations, as stated below. Business segment categorization is based on the same criteria explained below under “8. Segment Information (Unaudited)”.

Business Segments	Major Companies
Digital Entertainment		Konami Digital Entertainment Co., Ltd.(Note 6)
	Domestic	HUDSON SOFT CO., LTD.
Megacyber Corporation (Note 4, 6)
Konami Manufacturing & Service, Inc. (Note 3)

Konami Digital Entertainment, Inc.
Konami Digital Entertainment GmbH
	Overseas	Konami Digital Entertainment B.V.
Konami Digital Entertainment Limited
Konami Software Shanghai, Inc., One other company

Health & Fitness		Konami Sports & Life Co., Ltd.
	Domestic	COMBI WELLNES Corporation (Note 2)
Konami Manufacturing & Service, Inc. (Note 3)
Resort Solution Co., Ltd. (Note 5), Two other companies

Gaming & System	Overseas	Konami Gaming, Inc.
Konami Australia Pty Ltd., One other company

Other		Konami Manufacturing & Service, Inc. (Note 3)
	Domestic	KPE, Inc. , Konami Real Estate, Inc.
Konami School, Inc.(Note 6), Three other companies

	Overseas	Konami Corporation of America
Konami Digital Entertainment B.V., One other company

Notes:

1.	Companies that have operations categorized in more than one segment are included in each segment in which they operate.
2.	On May 31, 2006, the Company acquired all outstanding shares of COMBI WELLNESS Corporation and made it a wholly-owned subsidiary.
3.	Konami Logistics & Service, Inc. changed its registered name to Konami Manufacturing & Service, Inc. on July 1, 2006.
4.	On October 2, 2006, the Company acquired all outstanding shares of Megacyber Corporation and made it a wholly-owned subsidiary.
5.	Resort Solution Co., Ltd. is an equity-method affiliate.
6.	Konami Digital Entertainment Co., Ltd. merged with Konami Career Management, Inc., Konami School, Inc. and Megacyber Corporation on April 1, 2007.

Business Organization

3. Management Policy

1. Management Policy

We place priority on our following corporate goal: “We, Konami Group of Companies, aim to be a business group from which people all around the world have high expectations, through creating and providing people with ‘Valuable Time’. Furthermore, our basic management policy is to place priority on our shareholders, to maintain sound relationships with all stakeholders, including our shareholders, and to make a wide range of social contributions as a good corporate citizen. We aim to make optimum use of the group’s management resources and maintain the following specific management policies: “Adaptation to Global Standards”, “Maintaining Fair Competition” and “Pursuit of High Profits”.

To place priority on the interests of our shareholders, our basic policy is to provide stable dividends to return profits to our shareholders. It is our policy to use retained earnings for investments focused on business fields with good future profitability and other prospects to increase our corporate value and as a source for paying dividends in the future.

We are working on maintaining sound relationships with our stakeholders, including our investors, end-users, suppliers, employees and the community in general, as well as contributing to society by supporting a wide range of activities that promote education, sports and culture. Pursuant to this basic management policy, through creating and providing “valuable time”, we aim to deliver “dreams” and “surprises” for people all over the world.

2. Profit Appropriation Policy

The Company’s basic policy in profit distribution is to provide stable and high dividend payouts to our shareholders and to increase our corporate value. Our policy is to use retained earnings for investments focused on business fields with good future profitability and other prospects to strengthen our growth potential and competitiveness.

3. Medium- to Long-term Strategies and Objectives

Building a powerful organization capable of responding to changing market conditions

In the Digital Entertainment, Health & Fitness, and Gaming & System markets in which Konami operates, considerable progress has been made in developing a network environment. In the process, users have come to share information of every variety, and different communities have emerged to serve ever more diverse tastes.

In March 2006, Konami group have clearly separated management and execution functions by adopting a holding company structure, to become a flexible and speedy organization that has the ability to adapt to the rapidly changing market environment. In each segment of our business, we have also made every effort to create an organization capable of responding swiftly to the changing profile of users, and thereby to expand corporate value. In order to facilitate further streamlining of operations, and foster greater unity within the Group by enhancing communications, Konami’s different offices scattered all over Tokyo were in April 2007 consolidated in a single location at Tokyo Midtown.

We believe this move will enable the Group to be more flexible in the way it operates.

Expanding profitability and channeling management resources into growth areas

All hardware manufacturers in the Digital Entertainment business have now released new gaming platforms for video game consoles, and each of these platforms, boasting its own distinctive features, offers a new way to play. As a result, users have been attracted to the market who until now have had little interest in video games. The user base is thus expanding.

Moreover, previously, a single home gaming platform was the market leader worldwide, but that pattern has changed. Now whichever platform best caters to users’ preferences in a particular country or region, in terms of the games available to be played on it, is the one that will dominate the local market.

Online access is now available on a multitude of platforms — home gaming platforms, commercial platforms, cell phones, PCs — and more and more users these days are looking for a new way to play games, in a way that allows them to make contact with others over a network.

In the quest to supply products and services that meet the exact needs of each country and region, the Konami Group will take further steps to strengthen its regional production structures. Already an overhaul of the internal production regime at Konami Digital Entertainment Co., Ltd., the central player in content distribution, has been implemented. By enhancing network infrastructure, maximizing the value of content, and making the shift to a production regime capable of responding actively to the specific needs of each region, our goal is to maintain our ability to grow in the face of change.

In our Health & Fitness field, as health awareness grows and the amount of leisure time on people’s hands increases with the retirement of the baby boomers, our goal is for accelerated opening of Konami Sports Clubs and expanded operation of facilities outsourced to us. Moreover, to cater to the demand for nursing care prevention that has resulted from the aging of Japan’s population, in May 2005 the Konami Group acquired all shares of common stock of COMBI WELLNESS Corporation, an established brand name in the field of health and nursing care prevention devices.

In order to achieve further growth down the road, we also plan to take other aggressive steps to create value added. Specifically, we expect to enhance our proprietary health management system, which assists people in their efforts to get fit by keeping an ongoing record of their exercise history in various real-life situations — at sports clubs, outside the home, and in the home — and managing data on their health. We expect to market supplements as well.

As for the casino market in which our Gaming & System segment operates, the number of casinos has been increasing yearly as gaming is legalized in more and more countries and regions across the globe. We therefore believe that business opportunities continue to increase for the Konami Group as a manufacturer and vendor of slot machines and provider of services for casino management systems. We also intend to improve our business results in this field by pursuing options like strategic alliances with other companies.

In addition to our Digital Entertainment segment, Health & Fitness segment and Gaming & System segment, Konami group plans to channel optimum management resources to new business fields where growth is expected in medium to long-term.

4. Consolidated Balance Sheets (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2006		March 31, 2007		March 31, 2007
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥68,694		¥57,333		$485,667
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥541 million and ¥540million ($4,574thousand) at March 31, 2006 and March 31, 2007, respectively	32,294		29,729		251,834
Inventories	20,109		24,236		205,303
Deferred income taxes, net	16,510		14,877		126,023
Prepaid expenses and other current assets	6,720		12,086		102,380

Total current assets	144,327	47.7	138,261	45.4	1,171,207

PROPERTY AND EQUIPMENT, net	42,452	14.0	53,294	17.5	451,453

INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	572		701		5,938
Investments in affiliates	6,050		6,213		52,630
Identifiable intangible assets	38,575		38,585		326,853
Goodwill	22,102		22,738		192,613
Lease deposits	25,277		24,906		210,979
Other assets	20,103		17,366		147,107
Deferred income taxes, net	3,179		2,593		21,965

Total investments and other assets	115,858	38.3	113,102	37.1	958,085

TOTAL ASSETS	¥302,637	100.0	¥304,657	100.0	$2,580,745

See accompanying notes to consolidated financial statements

	Millions of Yen				Thousands of U.S. Dollars
	March 31, 2006		March 31, 2007		March 31, 2007
		%		%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	¥958		—		—
Current portion of long-term debt and capital lease obligations	24,492		¥23,073		$195,451
Trade notes and accounts payable	19,357		24,002		203,321
Accrued income taxes	7,487		1,740		14,739
Accrued expenses	16,323		19,179		162,465
Deferred revenue	5,353		5,661		47,954
Other current liabilities	7,254		8,811		74,638

Total current liabilities	81,224	26.9	82,466	27.1	698,568
LONG-TERM LIABILITIES:
Long-term debt and capital lease obligations, less current portion	35,631		24,248		205,405
Accrued pension and severance costs	2,658		2,708		22,939
Deferred income taxes, net	11,924		12,207		103,405
Other long-term liabilities	5,264		5,669		48,022

Total long-term liabilities	55,477	18.3	44,832	14.7	379,771

TOTAL LIABILITIES	136,701	45.2	127,298	41.8	1,078,339

MINORITY INTEREST IN CONSOLIDATED SUBSIDIARIES	2,121	0.7	2,697	0.9	22,846

COMMITMENT AND CONTINGENCIES	—	—	—	—	—

STOCKHOLDERS’ EQUITY:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,555,786 shares at March 31, 2006 and March 31, 2007	47,399	15.7	47,399	15.6	401,516
Additional paid-in capital	77,110	25.5	77,213	25.3	654,070
Legal reserve	284	0.1	284	0.1	2,406
Retained earnings	53,756	17.7	62,560	20.5	529,945
Accumulated other comprehensive income	3,957	1.3	5,617	1.8	47,582

Total	182,506	60.3	193,073	63.3	1,635,519
Treasury stock, at cost- 6,403,439 shares and 6,300,970 shares at March 31, 2006 and March 31, 2007, respectively	(18,691)	(6.2)	(18,411)	(6.0)	(155,959)

Total stockholders’ equity	163,815	54.1	174,662	57.3	1,479,560

TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS’ EQUITY	¥302,637	100.0	¥304,657	100.0	$2,580,745

See accompanying notes to consolidated financial statements

5. Consolidated Statements of Income (Unaudited)

	Millions of Yen				Thousands of U.S. Dollars
	Year ended March 31,				Year ended March 31,
	2006		2007		2007
		%		%
NET REVENUES:
Product sales revenue	¥186,875		¥199,620		$1,690,979
Service revenue	75,262		80,659		683,261

Total net revenues	262,137	100.0	280,279	100.0	2,374,240

COSTS AND EXPENSES:
Costs of products sold	112,613		118,806		1,006,404
Costs of services rendered	72,131		74,700		632,783
Impairment of long-lived assets	10,533		—		—
Impairment of identifiable intangible assets	9,180		—		—
Selling, general and administrative	55,199		58,628		496,637

Total costs and expenses	259,656	99.1	252,134	90.0	2,135,824

Operating income	2,481	0.9	28,145	10.0	238,416

OTHER INCOME (EXPENSES):
Interest income	716		821		6,955
Interest expense	(1,137)		(985)		(8,344)
Gain on sale of shares of an affiliated company	6,917		—		—
Other, net	(539)		(414)		(3,507)

Other income (expenses), net	5,957	2.3	(578)	(0.2)	(4,896)

INCOME BEFORE INCOME TAXES, MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	8,438	3.2	27,567	9.8	233,520
INCOME TAXES	(10,270)	(3.9)	10,919	3.9	92,495
INCOME BEFORE MINORITY INTEREST AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	18,708	7.1	16,648	5.9	141,025
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(4,267)	(1.7)	575	0.2	4,871
EQUITY IN NET INCOME OF AFFILIATED COMPANIES	33	0.0	138	0.0	1,169

NET INCOME	¥23,008	8.8	¥16,211	5.7	$137,323

PER SHARE DATA:	Yen		U.S. Dollars
	Year ended March 31,		Year ended March 31,
	2006	2007	2007
Basic net income per share	¥175.86	¥118.15	$1.00
Diluted net income per share	175.80	118.09	1.00
Weighted-average common shares outstanding	130,835,422	137,202,151
Diluted weighted-average common shares outstanding	130,877,436	137,271,645

See accompanying notes to consolidated financial statements

6. Consolidated Statements of Stockholders’ Equity (Unaudited)

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2005	¥47,399	¥46,736	¥—	¥37,776	¥2,217	¥(28,271)	¥105,857
Issuance of common stock for stock exchange		33,095					33,095
Reissunace of treasury stock for stock exchange		(2,818)				9,612	6,794
Stock-based compensation		97				39	136
Transfer from Retained Earnings			284	(284)			—
Net income				23,008			23,008
Cash dividends, ¥ 54.0 per Share				(6,744)			(6,744)
Foreign currency translation adjustments					1,888		1,888
Net unrealized losses on available-for-sale securities					(132)		(132)
Minimum pension liability adjustment					(16)		(16)
Purchase of treasury stock						(71)	(71)

Balance at March 31, 2006	¥47,399	¥77,110	¥284	¥53,756	¥3,957	¥(18,691)	¥163,815

See accompanying notes to consolidated financial statements

	Millions of Yen
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2006	¥47,399	¥77,110	¥284	¥53,756	¥3,957	¥(18,691)	¥163,815
Decrease due to reissuance of treasury stock		(125)					(125)
Stock-based compensation		228				373	601
Net income				16,211			16,211
Cash dividends, ¥ 54.0 per Share				(7,407)			(7,407)
Foreign currency translation adjustments					1,267		1,267
Net unrealized gains on available-for-sale securities					27		27
Minimum pension liability adjustment					16		16
Adjustment on Retirement Benefits					350		350
Purchase of treasury stock						(93)	(93)

Balance at March 31, 2007	¥47,399	¥77,213	¥284	¥62,560	¥5,617	¥(18,411)	¥174,662

See accompanying notes to consolidated financial statements

	Thousands of U.S. Dollars
	Common Stock	Additional Paid-in Capital	Legal Reserve	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock, at Cost	Total Stockholders’ Equity
Balance at March 31, 2006	$401,516	$653,198	$2,406	$455,366	$33,520	$(158,331)	$1,387,675
Decrease due to reissunace of treasury stock		(1,059)					(1,059)
Stock-based compensation		1,931				3,160	5,091
Net income				137,323			137,323
Cash dividends, $ 0.46 per share				(62,744)			(62,744)
Foreign currency translation adjustments					10,733		10,733
Net unrealized gains on available-for-sale securities					229		229
Minimum pension liability adjustment					136		136
Adjustment on Retirement Benefits					2,964		2,964
Purchase of treasury stock						(788)	(788)

Balance at March 31, 2007	$401,516	$654,070	$2,406	$529,945	$47,582	$(155,959)	$1,479,560

See accompanying notes to consolidated financial statements

7. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen		Thousands of U.S. Dollars
	Year ended March 31, 2006	Year ended March 31, 2007	Year ended March 31, 2007
Cash flows from operating activities:
Net income	¥23,008	¥16,211	$137,323
Adjustments to reconcile net income to net cash provided by operating activities -
Depreciation and amortization	13,782	11,757	99,593
Provision for doubtful receivables	(10)	(76)	(644)
Impairment of long-lived assets	10,533	—	—
Impairment of identifiable intangible assets	9,180	—	—
Loss on sale or disposal of property and equipment, net	645	829	7,022
Gain on sale of shares of marketable securities	(173)	—	—
Gain on sale of shares of an affiliated company	(6,917)	—	—
Equity in net income of an affiliated company	(33)	(138)	(1,169)
Minority interest	(4,267)	575	4,871
Deferred income taxes	(5,485)	2,621	22,202
Change in assets and liabilities, net of business acquired:
Decrease in trade notes and accounts receivable	3,369	4,716	39,949
Increase in inventories	(635)	(4,298)	(36,408)
Increase in trade notes and accounts payable	2,945	3,354	28,412
Decrease in accrued income taxes	(20,772)	(7,190)	(60,906)
Increase (decrease) in accrued expenses	(3,043)	3,567	30,216
Increase (decrease) in deferred revenue	(43)	309	2,618
Increase in advance received	1,685	469	3,973
Other, net	110	(882)	(7,471)

Net cash provided by operating activities	23,879	31,824	269,581
Cash flows from investing activities:
Proceeds from sales of shares of an affiliated company	11,016	—	—
Capital expenditures	(14,513)	(9,308)	(78,848)
Proceeds from sales of property and equipment	2,455	425	3,600
Proceeds from sales of investments in marketable securities	245	—	—
Acquisition of new subsidiaries, net of cash acquired	1,433	(202)	(1,711)
Purchase of investments in subsidiaries	(6,688)	—	—
Increase in lease deposits, net	(697)	(705)	(5,972)
Acquisition of business	—	(1,096)	(9,284)
Other, net	(517)	(212)	(1,796)

Net cash used in investing activities	(7,266)	(11,098)	(94,011)
Cash flows from financing activities:
Net decrease in short-term borrowings	(12,551)	(1,119)	(9,479)
Repayments of long-term debt	(1,099)	(1,995)	(16,900)
Redemption of bonds	(15,000)	(20,000)	(169,420)
Principal payments under capital lease obligations	(2,526)	(2,814)	(23,837)
Dividends paid	(7,025)	(7,420)	(62,855)
Purchases of treasury stock by parent company	(71)	(93)	(787)
Other, net	(58)	229	1,940

Net cash used in financing activities	(38,330)	(33,212)	(281,338)
Effect of exchange rate changes on cash and cash equivalents	828	1,125	9,530
Net decrease in cash and cash equivalents	(20,889)	(11,361)	(96,238)
Cash and cash equivalents, beginning of the year	89,583	68,694	581,905

Cash and cash equivalents, end of the year	¥68,694	¥57,333	$485,667

See accompanying notes to consolidated financial statements

8. Segment Information (Unaudited)

(1). Operations in Different Industries

Year ended March 31, 2006	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Millions of Yen
Net revenue:
Customers	¥163,624	¥81,117	¥10,621	¥6,775	¥262,137
Intersegment	1,652	92	2	(1,746)	—

Total	165,276	81,209	10,623	5,029	262,137
Operating expenses	131,426	98,268	10,563	19,399	259,656

Operating income (loss)	¥33,850	¥(17,059)	¥60	¥(14,370)	¥2,481

Year ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	Millions of Yen
Net revenue:
Customers	¥163,654	¥88,326	¥16,744	¥11,555	¥280,279
Intersegment	1,206	133	—	(1,339)	—

Total	164,860	88,459	16,744	10,216	280,279
Operating expenses	133,463	80,937	14,574	23,160	252,134

Operating income	¥31,397	¥7,522	¥2,170	¥(12,944)	¥28,145

Year ended March 31, 2007	Digital Entertainment	Health & Fitness	Gaming & System	Other, Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,386,311	$748,209	$141,838	$97,882	$2,374,240
Intersegment	10,215	1,127	—	(11,342)	—

Total	1,396,526	749,336	141,838	86,540	2,374,240
Operating expenses	1,130563	685,617	123,456	196,188	2,135,824

Operating income	$265,963	$63,719	$18,382	$(109,648)	$238,416

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital contents and related products of our Computer & Video Games, Toy & Hobby, Amusement, Online and Multimedia businesses.

		Health & Fitness Segment:	Management of fitness centers / Production, manufacture and sale of fitness machines and health service products.

		Gaming & System Segment:	Production, manufacture, sale and service of gaming machines and Konami Casino Management System for casinos.

	2.	“Other” consists of segments which do not meet the quantitative criteria for separate presentation under SFAS No. 131 “Disclosures about Segments of an Enterprise and Related Information.”

	3.	“Corporate” primarily consists of administrative expenses of the Company.

	4.	“Eliminations” primarily consist of eliminations of intercompany sales and of intercompany profits on inventories.

	5.	Intersegment revenues primarily consist of sales of hardware and components from Digital Entertainment Segment to Health & Fitness Segment.

(2). Operations in Geographic Areas

Year ended March 31, 2006	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥193,108	¥33,797	¥27,387	¥7,845	¥262,137	—	¥262,137
Intersegment	31,488	1,545	902	361	34,296	¥(34,296)	—

Total	224,596	35,342	28,289	8,206	296,433	(34,296)	262,137
Operating expenses	222,559	37,688	27,181	6,895	294,323	(34,667)	259,656

Operating income (loss)	¥2,037	¥(2,346)	¥1,108	¥1,311	¥2,110	¥371	¥2,481

Year ended March 31, 2007	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥206,343	¥34,847	¥31,650	¥7,439	¥280,279	—	¥280,279
Intersegment	27,219	1,904	295	530	29,948	¥(29,948)	—

Total	233,562	36,751	31,945	7,969	310,227	(29,948)	280,279
Operating expenses	205,831	40,346	28,860	7,249	282,286	(30,152)	252,134

Operating income (loss)	¥27,731	¥(3,595)	¥3,085	¥720	¥27,941	¥204	¥28,145

Year ended March 31, 2007	Japan	United States	Europe	Asia/Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$1,747,929	$295,188	$268,107	$63,016	$2,374,240	—	$2,374,240
Intersegment	230,572	16,129	2,499	4,489	253,689	$(253,689)	—

Total	1,978,501	311,317	270,606	67,505	2,627,929	(253,689)	2,374,240
Operating expenses	1,743,592	341,770	244,473	61,406	2,391,241	(255,417)	2,135,824

Operating income (loss)	$234,909	$(30,453)	$26,133	$6,099	$236,688	$1,728	$238,416

For the purpose of presenting its operations in geographic areas above, Konami and its subsidiaries are based on revenues from external customers to individual countries in each area based on where products are sold and services are provided.

Notes: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Adoption of new accounting standards

1.	Accounting Standard for Share-based payment
Previously, Konami elected to account for compensation cost under APB Opinion No. 25 “Accounting for Stock Issued to Employees”. However, from the consolidated fiscal year 2007, Konami adopted SFAS No. 123R “Accounting for Share-based Payment”. The SFAS No. 123R requires the fair-value-based method of accounting for share-based payment transactions with employees. Pursuant to this change, Konami recognized ¥214 million decrease in net income.

2.	Accounting Standard for Retirement Benefits
Effective from fiscal year 2007, Konami adopted SFAS No. 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans”. SFAS No. 158 requires recognizing the funded status of a benefit plan (measured as the difference between plan assets at fair value and the benefit obligation) in the consolidated balance sheet and to record the adjustment as a component of other comprehensive income/loss. The adjustments are gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost which previously were eliminated with the funded status in the consolidated balance sheet adopting the SFAS No. 87 “Employers’ Accounting for Pensions”. According to this change, there was no impact on income/loss.

(Subsequent Events)

Fiscal Year 2006 (April 1, 2005 – March 31, 2006): None

Fiscal Year 2007 (April 1, 2006 – March 31, 2007): None

9. Non-consolidated Financial Statements

(1) Non-consolidated Balance Sheets (Unaudited)

	(Millions of Yen)
	March 31, 2006		March 31, 2007
		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥43,980		¥33,319
Trade accounts receivable	—		5,666
Prepaid expense	45		448
Deferred income taxes, net	891		337
Short-term loans to affiliates	12,890		5,618
Other accounts receivables	1,192		650
Other	188		1,742
Allowance for doubtful accounts	(18)		(13)

Total current assets	59,170	29.3	47,770	28.4

FIXED ASSETS:
Tangible fixed assets
Building improvement	37		9
Transportation equipment	4		14
Tools and fixtures	39		264

Total tangible fixed assets	81	0.0	289	0.2
Intangible fixed assets
In-house Software	3		3
Trademark	—		4
Other	0		0

Total intangible fixed assets	3	0.0	8	0.0
Investments and other assets
Investment securities	952		1,114
Investments in subsidiaries and affiliate	139,628		116,695
Long-term loans to subsidiaries	—		1,670
Long-term prepaid expenses	—		18
Deferred income taxes, net	544		—
Lease deposit	1,264		852
Other	658		13
Allowance for doubtful accounts	—		(9)

Total investments and other assets	143,048	70.7	120,355	71.4

Total fixed assets	143,132	70.7	120,652	71.6

TOTAL ASSETS	¥202,303	100.0	¥168,423	100.0

	(Millions of Yen)
	March 31, 2006		March 31, 2007
		%		%
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	—		¥6,769
Current portion of long-term bonds	¥15,000		15,000
Current portion of long-term debt	1,992		592
Other accounts payables	6,356		2,518
Accrued expenses	128		330
Income taxes payable	6,791		71
Deposits received	138		21
Accrued directors’ bonuses	—		240
Other	243		599

Total Current liabilities	30,651	15.2	26,143	15.5
LONG-TERM LIABILITIES:
Straight bonds	15,000		—
Long-term borrowings	1,980		1,388
Long-term borrowings from subsidiaries	—		350
Deferred income taxes, net	—		29
Accrued directors’ retirement benefits	1,332		1,332

Total long-term liabilities	18,312	9.0	3,100	1.9

Total liabilities	48,963	24.2	29,243	17.4

SHAREHOLDERS’ EQUITY:
Common stock	47,398	23.4	—	—
Capital surplus	43,568	21.6	—	—
Additional paid-in capital	36,893		—
Other capital surplus	6,674		—
Retained earnings	72,546	35.9	—	—
Legal reserve	283		—
Special reserves	34,094		—
Retained earnings brought forward	38,168		—

Difference of appreciation and conversion
Net unrealized gains on available-for-sale securities	64	0.0	—	—

Treasury Stock	(10,238)	(5.1)	—	—

Total shareholders’ equity	153,339	75.8	—	—

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	¥202,303	100.0	—	—

NET ASSETS:
Common stock	—	—	47,398	28.1
Capital surplus	—	—	43,443	25.8
Additional paid-in capital	—		36,893
Other capital surplus	—		6,549
Retained earnings	—	—	65,825	39.1
Legal reserve	—		283
Special reserves	—		52,094
Retained earnings brought forward	—		13,446
Treasury Stock	—	—	(17,579)	(10.4)

Total shareholders’ equity	—	—	139,088	82.6

Difference of appreciation and conversion

Net unrealized gains on available-for-sale securities	—	—	91	0.0

Total net assets	—	—	139,179	82.6

TOTAL LIABILITIES AND NET ASSETS	—	—	¥168,423	100.0

(2) Non-consolidated Statements of Income (Unaudited)

	(Millions of Yen)
	Year ended March 31, 2006		Year ended March 31, 2007
		%		%
Operating revenues	¥122,591	100.0	¥7,196	100.0
Net revenues	122,591		—
Management fee revenue	—		5,418
Dividend income	—		1,778

Operating revenues	122,591	100.0	—	—
Cost of revenues	75,499	61.6	—	—
Finished goods, beginning of year	2,846		—
Purchases	8,935		—
Cost of goods manufactured	52,135		—
Less:
Transfer to other accounts	115		—
Decrease on company separation	2,481		—
Royalty Expense	14,178		—

Gross profit	47,091	38.4	7,196	100.0
Selling, general and administrative expenses	32,786	26.7	5,757	80.0

Operating income	14,305	11.7	1,439	20.0
Non-operating income	5,679	4.6	229	3.2
Interest income	56		207
Dividend income	5,360		—
Foreign exchange gains	139		—
Other	122		21
Non-operating expense	693	0.6	391	5.4
Interest expenses	64		73
Bond interest expenses	346		224
Other	282		92

Ordinary income	19,291	15.7	1,278	17.8
Extraordinary income	5,707	4.7	—	—
Gain on sale of shares of an affiliated company	5,555		—
Gain on reversal of allowance for doubtful accounts	151		—
Extraordinary losses	247	0.2	78	1.1
Loss on sale and disposal of fixed assets	247		—
Loss on impairment of equity securities	—		78

Income before income taxes	24,751	20.2	1,199	16.7
Income taxes
Current	8,803		(898)
Deferred	(625)		1,109

Total income taxes	8,178	6.7	210	3.0

Net income	16,572	13.5	988	13.7
Unappropriated earned surplus carried forward	7,710		—
Received undistributed profit from merger	17,402		—
Interim cash dividends	3,518		—

Unappropriated earned surplus	¥38,168		¥—

(3) Statement of appropriation of retained earnings (Unaudited)

	Millions of Yen
	Year ended March 31, 2006
Unappropriated retained earnings		¥38,168
Appropriation of retained earnings
Cash dividends	3,785
Director’s bonuses	220
Other retained earnings
Special reserves	18,000	22,005

Retained earnings brought forward		¥16,162

(4) Non-consolidated Statement of Changes in Shareholders’ Equity (Unaudited)

	(Millions of yen)
	Shareholders’ equity										Difference of appreciation and conversion		Total net assets
		Capital surplus			Retained earnings
						Other retained earnings
	Common stock	Additional paid-in capital	Other capital surplus	Total capital surplus	Legal reserve	Special reserves	Retained earnings brought forward	Total retained earnings	Treasury stock	Total shareholders’ equity	Net unrealized gains on available- for-sale securities	Total difference of appreciation and conversion
Balance at March 31, 2006	¥47,398	¥36,893	¥6,674	¥43,568	¥283	¥34,094	¥38,168	¥72,546	¥(10,238)	¥153,275	¥64	¥64	¥153,339
Changes during the year
Cash dividends (*)							(3,785)	(3,785)		(3,785)			(3,785)
Cash dividends							(3,704)	(3,704)		(3,704)			(3,704)
Directors’ Bonuses (*)							(220)	(220)		(220)			(220)
Accumulate for special reserves (*)						18,000	(18,000)	—		—			—
Net income							988	988		988			988
Purchase of treasury stock									(7,732)	(7,732)			(7,732)
Reissuance of treasury stock			(124)	(124)					392	267			267
Net change of items other than shareholders’ equity											27	27	27
Total changes during the year	—	—	(124)	(124)	—	18,000	(24,721)	(6,721)	(7,340)	(14,187)	27	27	(14,160)
Balance at March 31, 2007	¥47,398	¥36,893	¥6,549	¥43,443	¥283	¥52,094	¥13,446	¥65,825	¥(17,579)	¥139,088	¥91	¥91	¥139,179

(*)	Appropriation of retained earnings declared at the General Shareholders Meeting held on June 2006.

10. Others

Changes in Board of Directors

1.	Changes in Director

	(1)	Retiring Director

		Director	Tsutomu Takeda

2.	Changes in Corporate Auditors

	(1)	New Auditor Candidates

		Corporate Auditor	Tachio Oohori President, Institute for Traffic Accident Research and Data Analysis (present)

		Corporate Auditor	Masaru Mizuno Senior Consultant, Japan Tobacco Inc. (present)

		Corporate Auditor	Shogo Sasabe Senior Advisor, Bando Chemical Industries, Ltd. (present)

	(2)	Retiring Auditors

		Corporate Auditor	Tetsuro Yamamoto

		Corporate Auditor	Minoru Nagaoka

		Corporate Auditor	Masataka Imaizumi